Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2007		2006		2005		2004		2003
Income before income taxes	$9,534		$8,450		$5,296		$473		$410
Plus fixed charges:
Interest expense	1,478		1,060		515		165		115
Estimate of the interest within rental expense	-		-		-		-		-

Total fixed charges	1,478		1,060		515		165		115

Fixed charges	1,478		1,060		515		165		115

Earnings to fixed charges	$11,012		$9,510		$5,811		$638		$525

Ratio of earnings to fixed charges	7.45	x	8.97	x	11.28	x	3.87	x	4.57	x